[redacted]

BB 3/9

UNITED S
SECURITIES AND EXCH
Washington, I

09059406

OMB APPROVAL	
B Number:	3235-0123
ires:	February 28, 2010
imated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rives, Leavell & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Lelia Drive
(No. and Street)

Jackson	MS	39216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roland Q. Leavell (601)-948-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank & Betts, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 16090	Jackson	MS	39236
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Roland Q. Leavell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rives, Leavell & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Roland Q. Leavell

Signature

President

Title

Kimberly W. Ulrich

Notary Public

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 86372 KIMBERLY W. ULRICH Commission Expires July 29, 2011 RANKIN COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVES, LEAVELL & CO., INC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2008 and 2007 and the related statements of income (loss), changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 30, 2009

RIVES, LEAVELL, & CO., INC.
Statement of Financial Condition

ASSETS

	December 31	
	2008	2007
Cash	$ 95,280	$ 112,125
Accounts receivable	74,300	115,925
Prepaid expenses	24,990	27,477
Income taxes receivable	845	1,015
Equipment and software, net of accumulated depreciation of $498,073 and $454,071, respectively	120,504	124,678
Cash surrender value of life insurance	-	9,142
Deferred income taxes	34,000	-
Total assets	$ 349,919	$ 390,362

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Liabilities:		
Accounts payable	$ 4,042	$ 3,348
Accrued expenses	27,695	20,634
Deferred income taxes	-	3,000
Total liabilities	31,737	26,982
Subordinated borrowings	200,000	200,000
Stockholder's equity:		
Common stock - $1 par value; 500,000 shares authorized; 61,800 shares issued and outstanding	61,880	61,880
Additional paid-in capital	425,100	385,100
Retained earnings (deficit)	(368,798)	(283,600)
Total stockholder's equity	118,182	163,380
Total liabilities and stockholder's equity	$ 349,919	$ 390,362

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.
Statements of Income (Loss)

	For The Year Ended December 31	
	2008	2007
Revenues:		
Service fees	$ 740,956	$ 752,923
Commissions and brokerage	631,030	610,146
Broker service fees	94,692	207,506
Interest income	971	7,344
Other	300	35,000
Total revenues	1,467,949	1,612,919
Expenses:		
Salaries	680,904	802,382
Advertising	11,304	5,968
Business development	24,590	17,953
Commissions	256,208	121,435
Depreciation	44,002	44,253
Dues and subscriptions	21,662	21,920
Insurance	97,100	100,396
Interest	15,426	19,889
Office and miscellaneous	128,063	131,778
Postage and freight	48,671	32,898
Payroll taxes	61,588	63,457
Printing costs	28,918	29,931
Professional fees	18,125	28,690
Benefit Administration	2,097	18,396
Rent	105,799	111,780
Taxes - other than payroll	7,189	8,791
Telephone	12,555	20,690
Travel	25,947	24,749
Total expenses	1,590,148	1,605,356
Net income (loss) from operations before income tax expense (benefit)	(122,199)	7,563
Income tax expense (benefit)	(37,000)	10,298
Net income (loss)	$ (85,199)	$ (2,735)

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.
Schedule of Changes in Stockholder's Equity

	For The Year Ended December 31	
	2008	2007
Common stock:		
Balance, beginning of year	$ 61,880	$ 61,880
Changes during the year	-	-
Balance, end of the year	61,880	61,880
Additional paid-in capital:		
Balance, beginning of year	385,100	350,100
Capital contributed during year	40,000	35,000
Balance, end of the year	425,100	385,100
Retained earnings (deficit):		
Balance, beginning of the year	(283,600)	(228,782)
Dividends declared and paid	-	(52,083)
Net income (loss) for year	(85,199)	(2,735)
Balance, end of year	(368,799)	(283,600)
Total stockholder's equity	$ 118,181	$ 163,380

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.

Statements of Cash Flows

	For The Year Ended December 31 2008	2007
Cash flows from (used for) operating activities:		
Net income (loss)	$ (85,199)	$ (2,735)
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash items:		
Depreciation expense	44,002	44,253
Deferred income taxes	(37,000)	9,000
Changes in assets and liabilities during the year:		
(Increase) decrease in income taxes receivable	170	(90)
(Increase) decrease in accounts receivable	41,625	(62,804)
(Increase) decrease in prepaid expenses	2,487	(200)
Increase (decrease) in accounts payable	693	(315)
Increase in accounts payable	7,061	3,608
(Increase) decrease in cash surrender value of life insurance	9,142	(5,278)
Cash flows used for operating activities	(17,019)	(14,561)
Cash flows used for investing activities		
Cash paid for purchases of equipment and software	(39,826)	(56,777)
Cash flows from (used for) financing activities:		
Proceeds from additional paid-in capital	40,000	35,000
Dividends declared and paid	-	(52,083)
Proceeds from subordinated borrowings	-	58,000
Advances from (payments to) affilates - net	-	(17,305)
Cash provided by financing activities	40,000	23,612
Net increase (decrease) in cash	(16,845)	(47,726)
Cash and cash equivalents, beginning of year	112,125	159,851
Cash and cash equivalents, end of year	$ 95,280	$ 112,125
Supplemental disclosures:		
Interest paid during the year	$ 18,432	$ 15,667
Income tax paid (received) during the year	$ (170)	$ 526

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.

Schedule of Changes in Subordinated Borrowings

	For The Year Ended December 31	
	2008	2007
Subordinated borrowings, beginning of year	$ 200,000	$ 142,000
Changes during year:		
Additional borrowings	-	58,000
Subordinated borrowings, end of year	$ 200,000	$ 200,000

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Notes to Financial Statements
December 31, 2008 and 2007

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2008 and 2007.

Organization, nature of business and market concentrations:
The Company was incorporated in 1971, under the laws of the State of Alabama. In 1987, operations of the Company were transferred to Jackson, Mississippi. The Company engages in origination and brokerage activities for churches and non-profit institutions in various states, where registered, in the continental United States of America. The Company is registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-eight states.

On April 21, 1998, the shareholders of Rives, Leavell & Co., Inc. exchanged and transferred all outstanding shares of common stock of the Company to RLC Holding Company, Inc. (RLC) for the outstanding shares of common stock of RLC, establishing Rives, Leavell & Co., Inc. as a wholly-owned subsidiary of RLC. In February, 2007, under a Plan of Liquidation and Dissolution, RLC was liquidated, and the common shares of RLC were transferred to the single shareholder of RLC.

Recognition of revenues and expenses and basis of presentation:
The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

During 2008 and 2007, Rives, Leavell & Co., Inc. earned additional service fee revenue from church underwriting activities related to "when issued savings". Such revenue is derived from church assignments of a portion of sinking fund payments, which have been or will be accumulated at the paying agent. The Company recognizes revenue as earnings on church sinking fund payments from bond issuance dates that accumulate in excess of debt service requirements due to bondholders. This revenue is related to bonds issued to investors subsequent to the date-of-closing issuance dates.

Equipment and software and depreciation:
Equipment and software is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over lives ranging from five to seven years. Maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is provided under statutory accelerated methods.

Note 1 - Summary of significant accounting policies (Continued):

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

Financial Instruments

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Financial instruments included in the Company's financial statements included cash and cash equivalents and accounts receivable. Unless otherwise disclosed in the notes to the financial statements, the carrying value of financial instruments is considered to approximate fair value due to the short maturity and characteristics of such instruments.

Profit-sharing plan:

In September 2007, the Company's 401k plan was terminated, and its assets were transferred as designated by each employee. The company intends to initiate a new plan one year from the date that all of the assets of the former plan have been transferred.

Income taxes:

The Company files various state returns are filed based on the taxable income in each state.

Certain items, such as depreciation and limitations on charitable contributions, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences.

Accounting for uncertain tax positions:

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater that 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective January 1, 2007 for public companies and nonpublic companies that are consolidated with public companies. On December 30, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-3 which allows deferral of FIN 48 for nonpublic enterprises included within this FSP's scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer implementation of FIN 48 to its first annual financial statements ending on December 31, 2009.

Note 1 - Summary of significant accounting policies (Continued):

The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations, or cash flows.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs:

The Company follows the policy of expensing all advertising costs as incurred.

Note 2 - Income taxes:

Income tax expense (benefit) is comprised of the following:

	Year Ended December 31	
	2008	2007
Current provision/benefit:		
Federal	$ -	$ 1,298
State	-	-
Deferred	(37,000)	9,000
Income tax expense (benefit)	$(37,000)	$ 10,298

A reconciliation of income taxes at statutory rates to income tax expense (benefit) follows:

	Year Ended December 31	
	2008	2007
Federal income taxes (benefit) at 34% maximum statutory rates	$(41,547)	$ 2,571
Effects of permanent differences	647	8,029
Effect of different Federal income tax brackets	3,900	(302)
Income tax expense (benefit)	$(37,000)	$ 10,298

Note 2 - Income taxes (Continued):

The deferred tax asset (liability) consists of the following components:

	December 31	
	2008	2007
Depreciation	$(11,600)	$(14,000)
Net operating loss carryforward	45,600	11,000
	$ 34,000	$ (3,000)

As of December 31, 2008, the Company has a Federal net operating loss carryforward that expires in 2027 amounting to approximately $148,000, and a State net operating loss carryforward that expires in 2027 amounting to approximately $272,000. Additionally, the Company has a general business credit carryforward amounting to approximately $13,000 that expires in 2027.

Note 3 - Net capital requirements:

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2008, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 28 percent. Its net capital was $111,797.

At December 31, 2008, the Company's debt to debt-equity ratio computed in accordance with Rule 15c3-1(d) was 0.00 percent.

Note 4 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially, all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2008 and 2007 were served by Reliance Trust Company under the agreement.

Under such agreement, the Company agrees to provide administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 5 - Operating leases:

The Company leases its office space from Partners III, LLC, an entity owned by the shareholder of the Company, and, in 2008 and 2007, paid $104,655 to the lessor. The original agreement provided for monthly rent of $8,721 through June 30, 2007. Although a new lease agreement has not been consummated with Partners III, LLC, the Company continues to pay $8,721 monthly to Partners III, LLC.

Note 6 - Concentrations of risk:

The Company has funds deposited in financial institutions which at times exceed the $250,000 insurance provided by the Federal Deposit Insurance Corporation.

Note 7 – Subordinated borrowings:

The Company has subordination agreements with its shareholder for an aggregate amount of $200,000 at December 31, 2008. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. The notes are due on September 1, 2016, and bear interest at a rate of prime plus 2.5 percent (5.75 percent at December 31, 2008).

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

Our report on our audits of the basic financial statements of Rives, Leavell & Co., Inc. for 2008 and 2007 appears on Page 2. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 30, 2009

RIVES, LEAVELL & CO., INC.
Computation of Net Capital Under Rule 15c3-1
December 31, 2008

Net capital

Total stockholders' equity	$ 118,182
Additions:	
Subordinated borrowings	200,000
	318,182
Deductions and charges:	
Less non - allowable assets:	
Equipment, net of accumulated depreciation	(120,502)
Accounts receivable	(24,688)
Prepaid expenses	(24,990)
Deferred income taxes (asset)	(34,000)
	(205,025)
Net capital before haircuts on security positions	113,157
Haircuts on security positions	(1,360)
Net capital	$ 111,797

Aggregate indebtedness

Items included in the statement of financial condition:	
Accounts payable	$ 4,042
Accrued expenses	27,695
	$ 31,737

Computation of basic net capital requirements

Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 106,797
Ratio of aggregate indebtedness to net capital	28.38%
Debt to debt-equity ratio	0.00%

Schedule 2

RIVES, LEAVELL & CO., INC.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2008

Inasmuch as the net capital per Part IIA of the quarterly December 31, 2008 FOCUS report, as originally filed, was in agreement with Schedule 1 of this report; no reconciliation is necessary.

Schedule 3

RIVES, LEAVELL & CO., INC.
Customer Protection Reserve Requirement
December 31, 2008

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Rives, Leavell & Co., Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated January 30, 2009.

The Company's limited accounting staff's size does not provide for adequate segregation of duties in the various accounting functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 30, 2009